                            Filing Company:              Cardiac Science Inc.
                            Subject Company:             Artema Medical AB
                            File Number for Related
                            Registration Statement:      333-60308

                            This communication is filed pursuant to Rule
                            425 promulgated under the Securities Act of 1933, as amended

                                                          June 21, 2001
Dear Artema Shareholder:

        By letter dated June 14, 2001, you were advised that the Acceptance Form you received with the prospectus must be disregarded, and we cannot accept the tender of your Artema shares in advance of completing the regulatory process with the U.S. Securities and Exchange Commission (the "SEC").

        The SEC subsequently has requested that we clarify our disclosure to you. Under U.S. Securities Laws, our tender offer for your Artema shares commenced when we provided you with the Acceptance Form. We advised you to disregard the Acceptance Form because, under U.S Securities Laws, we were required to terminate the tender offer pending the effectiveness of our S-4 Registration Statement. As indicated in our June 14th letter, once the S-4 Registration Statement has been declared effective by the SEC, we will send you an information letter, an addendum to the Swedish prospectus, and a final U.S. prospectus, at which time we will be able to commence a tender offer and accept the tender of your Artema shares. The Acceptance Period is still anticipated to end on July 25th, but in no event will it end earlier than twenty business days following the mailing of the new Acceptance Form.

        The management of Cardiac Science is dedicated to completing this transaction, and we are working diligently to reach that objective as quickly as possible. We apologize for any inconvenience that this delay causes you, and we hope you will continue to bear with us as we work through the final stages of the regulatory process. If you have any questions regarding this matter, please call Nordea Securities at +46 8 407 9250.

        Sincerely yours,
        Roderick de Greef
        On behalf of Cardiac Science, Inc.

WE HAVE FILED A REGISTRATION STATEMENT ON FORM S-4 WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE TRANSACTION. WE URGE YOU TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders are able to obtain free copies of these documents at the Commission's website at www.sec.gov and upon oral or written request to Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA, Attention: Mr. Roderick de Greef, Chief Financial Officer (telephone number +1 949 587 0357). YOU SHOULD READ THE REGISTRATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.